VEON announces director Mariano de Beer to step down Amsterdam, 21 December 2020 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, today announced that Mariano de Beer is stepping down as a director of the VEON Board of Directors (the “Board”), effective 21st December 2020. Mr. de Beer, who also chaired VEON’s Digital Committee, will be focusing on other commitments. “The Board would like to thank Mariano for his valuable insight and contributions to the Board and the company,” said Gennady Gazin, Chairman of the Board. A search is currently underway to find a replacement for Mr. de Beer. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. For more information visit: http://www.veon.com. Contact Information VEON Investor Relations Nik Kershaw ir@veon.com